MERRILL LYNCH INVESTMENT MANAGERS, L.P.




                                              February 19, 2003


Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re:    Delaying Amendment to
                      Registration Statement on Form N-14 of
                      Merrill Lynch Basic Value Fund, Inc.
                      (File Nos. 811-2739 and 333-102724)
                      --------------------------------------

Dear Sir or Madam:

     The purpose of this filing is to request a delaying amendment for the Registration Statement on Form N-14 (the "Registration Statement") filed by Merrill Lynch Basic Value Fund, Inc. (the "Registrant") on January 24, 2003.

     Pursuant to Rule 473 under the Securities Act of 1933, the Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     Please call Frank P. Bruno (212-839-5540), John P. Schwartz
(212-839-8779), or Joanne Antico (212-839-5920) of Sidley Austin Brown & Wood LLP with any questions or comments.



                                               Very truly yours,

                                               /s/ Donald C. Burke

                                               Donald C. Burke
                                               Vice President and Treasurer